Issuer Free Writing Prospectus
Pursuant to Rule 163 under the Securities Act of 1933
Dated October 26, 2010

Rogers Communications Announces Dividend Reinvestment Plan

TORONTO, Oct. 26 /CNW/ - Rogers Communications Inc. (“Rogers”), Canada’s leading diversified communications and media company, is pleased to announce that its Board of Directors has approved the creation of a Dividend Reinvestment Plan (“DRIP”) effective November 1, 2010.

The DRIP will enable eligible shareholders to have all or a portion of their regular quarterly cash dividends automatically reinvested in additional Class B Non-voting shares of Rogers’ common stock. No commissions, service charges or brokerage fees will be payable by participants in connection with additional shares acquired under the DRIP.

Shareholders who elect to participate will see all or a portion of their quarterly dividends reinvested in additional Class B common shares of Rogers at the average market price, as described in the DRIP Plan Document, with respect to the applicable dividend payment date.

Computershare Trust Company of Canada has been appointed as the Plan Agent and will act on behalf of participants to invest eligible dividends. Registered Rogers shareholders wishing to participate in the DRIP will be able to find the full text of the DRIP Plan Document and enrolment forms at www.computershare.com/rogers. Non-registered beneficial shareholders are advised to contact their broker, investment dealer or other financial intermediary for details on how to participate in the Rogers DRIP.

While Rogers, at its discretion, may fund the quarterly DRIP share requirements with either Class B Non-voting shares acquired on the Canadian open market or issued by Rogers, its current intention is that such shares will for the foreseeable future be acquired on the Canadian open market by the Plan Agent.

Rogers most recently declared a quarterly dividend of $0.32 per share on each of its outstanding Class A and Class B shares, payable to shareholders of record on September 9, 2010. Future dividends which are declared will be eligible for reinvestment in the DRIP.

Quarterly dividends are only payable as and when declared by Rogers’ Board of Directors and there is no entitlement to any dividend prior thereto. Before enrolling, shareholders are advised to read the complete text of the DRIP Plan Document and to consult their financial advisers regarding their unique investment profile and tax situation. Only Canadian and United States residents will be eligible to participate in the DRIP.

Rogers intends to file a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Rogers has filed with the SEC for more complete information about Rogers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov/. Alternatively, Rogers will arrange to send you the prospectus after filing if you request it by calling the Plan Administrator at 1-800-564-6253.